

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

Richard J. Hendrix
Chief Executive Officer
Live Oak Acquisition Corp. II
40 S Main Street, #2550
Memphis, TN 38103

Re: Live Oak Acquisition Corp. II
Amendment No. 2 to Registration Statement on Form S-4
Filed August 23, 2021
File No. 333-256880

Dear Mr. Hendrix:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
Interests of Certain Persons in the Business Combination, page 36

1.   Given that your sponsor, directors, and officers may receive reimbursement of certain amounts, and the deletion of the phrase "no amounts currently require reimbursement," we reissue in part comment 20 of our letter dated July 2, 2021. Please specifically quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for LOKB's officers and directors, if material.

Risk Factors, page 47

2. Given that you have now provided updated financial statements, please revise the disclosures presented throughout risk factors to refer to June 30, 2021 instead of March 31, 2021. In this regard, we note you discuss:

    • the amount of revenue Navitas derived from net sales to end customers in China for the three months ended March 31, 2021 on page 51;
    • the amount of revenue Navitas derived from net sales to end customers in Asia for the three months ended March 31, 2021 on page 62;
    • the amount of Navitas' accumulated deficit as of March 31, 2021 on page 64;
    • the amount of Navitas' research and development expense for the three months ended March 31, 2021 on page 68; and
    • the amount of Navitas' reserve for doubtful accounts as of March 31, 2021 on page 73.

Comparative Share Information, page 126

3. Please revise the basic and diluted historical net loss per share, class B common stock, for LOKB for the six months ended June 30, 2021 to properly describe and designate the amount as a loss and as a negative amount.

The Business Combination, page 133

4. We note your response to our prior comment 1 and reissue it in part. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

The Business Combination
Material U.S. Federal Income Tax Considerations
U.S. Federal Income Tax Considerations for Navitas Shareholders, page 177

5. We note the opinion of counsel that the business combination should qualify for tax-free treatment. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please also revise the opinions filed as Exhibits 8.2 and 8.3 to have counsel consent to being named in the registration statement. Please refer to Sections III.C.4 and D of Staff Legal Bulletin 19.

Beneficial Ownership of Securities, page 280

6. We note Navitas' press release dated August 23, 2021, identifies the additional PIPE investor as an affiliate of Atlantic Bridge, and that Mr. Long, a Navitas director and

expected director of the post-combination company, serves as a managing partner of Atlantic Bridge. Please revise to disclose the additional PIPE investor's affiliation with Atlantic Bridge. Please also confirm that the post-combination beneficial share ownership information will reflect the additional PIPE shares in relation to Atlantic Bridge and Mr. Long.

Financial Statements of Live Oak Acquisition Corp. II
Note 1 - Description of Organization and Business Operations, page F-6

7.   You disclose on page 229 that you had working capital of $285,127 as of June 30, 2021; however, you disclose on page F-8 that you had working capital of $245,127 as of June 30, 2021. Please revise your disclosure to address this apparent discrepancy.

Consolidated Financial Statements of Navitas Semiconductor Limited
7. Share Based Compensation, page F-61

8.   Please more fully explain the following:

- Tell us how you determined the revised grant date fair value of $5.53 per share for the restricted common stock you issued during the interim period,
- Tell us the facts and circumstances related to the subsequent recession of the restricted common stock you issued during the interim period, and
- Explain to us how and why you believe the grant date fair value of $.48 per share for stock options you issued during the interim period is appropriate.

Exhibits and Financial Statement Schedules, page II-2

9.   Please revise the legal opinion filed as Exhibit 5.1 to remove the assumption that the registration statement will comply with all applicable laws; only its effectiveness should be assumed. Please also revise the penultimate paragraph of the opinion, as this appears to limit reliance, and make conforming revisions to the Legal Matters section. Refer to Section II.B.3. of Staff Legal Bulletin 19.

10.   When counsel elects to file a short form tax opinion, the opinion and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsel's opinion. With respect to Exhibit 8.1, we note that counsel opines that the discussion under the caption "Material U.S. Federal Income Tax Consideration—U.S. Federal Income Tax Considerations for Holders of Class A Common Stock" is accurate in all material respects. Please revise to state that the foregoing discussion is counsel's opinion. Refer to Sections III.B and C of Staff Legal Bulletin 19. We further note the assumption that the Registration Statement is true, complete, and correct and will remain so. This assumption appears overbroad, since it includes the tax discussion being opined upon; please revise accordingly. Please also revise the penultimate paragraph of the opinion to remove limitations on reliance. See Section III.D of Staff Legal Bulletin 19.

11.   In your next amendment, please do not file the form of proxy as an exhibit to the registration statement. Refer to the note to paragraph (a)(3) of Exchange Act Rule 14a-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon at 202-551-3866 or Anne Mcconnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sherry Haywood at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Kupiec